                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934

                       UNITED SHIPPING & TECHNOLOGY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

        Series B Convertible Preferred Stock, par value $.004 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  911-498-103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Eunu Chun
          Kirkland & Ellis, 153 East 53rd Street, New York 10022-4675
                                 (212) 446-4800
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 31, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 911-498-103                                    13D                            PAGE 1 OF 18 PAGES
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
1.        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                            TH Lee.Putnam Internet Partners, L.P.
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]
---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.        Sole Voting Power

                                          1,508,861
Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.        Shared Voting Power
Each Reporting Person
With                            -------------------------------------------------------------------------------------
                                9.        Sole Dispositive Power

                                          1,508,861
                                -------------------------------------------------------------------------------------
                                10.       Shared Dispositive Power

---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,508,861
---------------------------------------------------------------------------------------------------------------------

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares                              [ ]
          (See Instructions)
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          53.76%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
---------------------------------------------------------------------------------------------------------------------

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CUSIP NO. 911-498-103                                    13D                            PAGE 2 OF 18 PAGES
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
1.        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                        TH Lee.Putnam Internet Parallel Partners, L.P.
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]
---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.        Sole Voting Power

                                          1,297,936
Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.        Shared Voting Power
Each Reporting Person
With                            -------------------------------------------------------------------------------------
                                          Sole Dispositive Power

                                9.        1,297,936
                                -------------------------------------------------------------------------------------
                                10.       Shared Dispositive Power

---------------------------------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,297,936
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares                              [ ]
          (See Instructions)
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          46.24%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
---------------------------------------------------------------------------------------------------------------------

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CUSIP NO. 911-498-103                                    13D                            PAGE 3 OF 18 PAGES
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
1.        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                        TH Lee.Putnam Internet Fund Advisors, L.P.
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                           (a) [ ]
          (See Instructions)                                                                         (b) [X]
---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.        Sole Voting Power

Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.        Shared Voting Power
Each Reporting Person
With                                      2,806,797
                                -------------------------------------------------------------------------------------
                                9.        Sole Dispositive Power

                                -------------------------------------------------------------------------------------
                                10.       Shared Dispositive Power

                                          2,806,797
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,806,797
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares                              [ ]
          (See Instructions)
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          100%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
---------------------------------------------------------------------------------------------------------------------

                                       3

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CUSIP NO. 911-498-103                                    13D                            PAGE 4 OF 18 PAGES
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
1.        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                        TH Lee.Putnam Internet Fund Advisors, LLC
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]
---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]
---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.        Sole Voting Power

Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.        Shared Voting Power
Each Reporting Person
With                                      2,806,797
                                -------------------------------------------------------------------------------------
                                9.        Sole Dispositive Power

                                -------------------------------------------------------------------------------------
                                10.       Shared Dispositive Power

                                          2,806,797
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,806,797
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares                              [ ]
          (See Instructions)
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          100%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------

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CUSIP NO. 911-498-103                                    13D                            PAGE 5 OF 18 PAGES
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
1.        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                            TH Lee Global Internet Managers, L.P.
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]
---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.        Sole Voting Power

Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.        Shared Voting Power
Each Reporting Person
With                                      2,806,797
                                -------------------------------------------------------------------------------------
                                9.        Sole Dispositive Power

                                -------------------------------------------------------------------------------------
                                10.       Shared Dispositive Power

                                          2,806,797
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,806,797
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares                              [ ]
          (See Instructions)
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          100%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
---------------------------------------------------------------------------------------------------------------------

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CUSIP NO. 911-498-103                                    13D                            PAGE 6 OF 18 PAGES
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
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 1.       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                        TH.Lee Global Internet Advisors, LLC
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]

---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.        Sole Voting Power

Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.        Shared Voting Power
Each Reporting Person
With                                      2,806,797
                                -------------------------------------------------------------------------------------
                                9.        Sole Dispositive Power

                               --------------------------------------------------------------------------------------
                                10.      Shared Dispositive Power

                                         2,806,797
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,806,797
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares                              [ ]
          (See Instructions)
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          100%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------


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CUSIP NO. 911-498-103                                    13D                            PAGE 7 OF 18 PAGES
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
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1.        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                        TH Lee, Putnam Capital, L.P.
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]

---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e)                                                                  [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.   Sole Voting Power

Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.   Shared Voting Power
Each Reporting Person
With                                 2,806,797
                                -------------------------------------------------------------------------------------
                                9.   Sole Dispositive Power

                                -------------------------------------------------------------------------------------
                                10.  Shared Dispositive Power

                                     2,806,797
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,806,797
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                                             [ ]
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          100%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
---------------------------------------------------------------------------------------------------------------------


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CUSIP NO. 911-498-103                                    13D                            PAGE 8 OF 18 PAGES
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
---------------------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons/I.R.S. Identification Nos.of Above Persons (Entities Only)

                                        TH Lee, Putnam Capital Advisors, LLC
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group                                          (a)  [ ]
          (See Instructions)                                                                        (b)  [X]

---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
---------------------------------------------------------------------------------------------------------------------
                                7.   Sole Voting Power

Number of Shares                -------------------------------------------------------------------------------------
Beneficially Owned by           8.   Shared Voting Power
Each Reporting Person
With                                 2,806,797
                                -------------------------------------------------------------------------------------
                                9.   Sole Dispositive Power
                                -------------------------------------------------------------------------------------
                                10.  Shared Dispositive Power

                                     2,806,797
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          2,806,797
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                                             [ ]
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          100%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
---------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

                 The class of equity securities to which this statement refers is Series B Convertible Preferred Stock ("Series B Preferred"), $0.004 par value, of United Shipping & Technology, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 9850 51st Avenue North, Suite 110, Minneapolis, Minnesota, 55442.

ITEM 2.  IDENTITY AND BACKGROUND

                 This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) TH Lee.Putnam Internet Partners, L.P., a Delaware limited partnership (the "U.S. Fund"), (2) TH Lee.Putnam Internet Fund Advisors, L.P., a Delaware limited partnership (the "Fund Advisor"), (3) TH Lee.Putnam Internet Fund Advisors, LLC, a Delaware limited liability company (the "Fund Advisor GP"), (4) TH Lee Global Internet Managers, L.P., a Delaware limited partnership (the "Fund Manager"), (5) TH Lee Global Internet Advisors, LLC, a Delaware limited liability company (the "Fund Manager GP"), (6) TH Lee, Putnam Capital, L.P., a Delaware limited partnership,
(7) TH Lee.Putnam Internet Parallel Partners, L.P., a Delaware limited partnership (the "Non-U.S. Fund"), and (8) TH Lee, Putnam Capital Advisors, LLC, a Delaware limited liability company.

                 The U.S. Fund and the Non-U.S. Fund are principally engaged in making equity and equity-related investments in early to late stage Internet and Internet-related companies. The address of the U.S. Fund and the Non-U.S. Fund is 200 Madison Avenue, Suite 2225, New York, New York, 10016.

                 The Fund Advisor is principally engaged in the business of serving as the general partner of the U.S. Fund and the Non-U.S. Fund. The Fund Advisor GP is principally engaged in the business of serving as the general partner of the Fund Advisor. The address of the Fund Advisor and the Fund Advisor GP is 75 State Street, Boston, Massachusetts, 02109.

                 The Fund Manager is principally engaged in the business of serving as manager of the U.S. Fund and the Non-U.S. Fund. The Fund Manager GP is principally engaged in the business of and serving as the general partner of the Fund Manager. The address of the Fund Manager and the Fund Manager GP is 75 State Street, Boston, Massachusetts 02109.

                 TH Lee, Putnam Capital, L.P. is principally engaged in the business of serving as member of the Fund Advisor GP and the Fund Manager GP. The address of TH Lee, Putnam Capital, L.P. is 75 State Street, Boston, Massachusetts 02109.

                 TH Lee, Putnam Capital Advisors, LLC is principally engaged in the business of serving as the general partner of TH Lee, Putnam Capital, L.P. The address of TH Lee, Putnam Capital Advisors LLC is 75 State Street, Boston, Massachusetts 02109.

                 None of the Reporting Persons, nor any of their officers or managing directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

                 None of the Reporting Persons, nor any of their officers or managing directors, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Pursuant to a Securities Purchase Agreement (the "Agreement"), dated May 15, 2000, between the U.S. Fund, the Non-U.S. Fund and the Issuer, the U.S. Fund and the Non-U.S. Fund agreed to purchase Series B Preferred, and warrants to purchase further Series B Preferred and common stock of the Issuer (as further described in Item 4 below). The sale and purchase of the Series B Preferred and the warrants was completed on May 31, 2000. The total consideration paid by the U.S. Fund and to Non-U.S. Fund in connection with their purchase of the Issuer's Series B Preferred and warrants was $25,261,173.

                 The U.S. Fund and the Non-U.S. Fund obtained funds to make the purchase described above through the capital contributions from their partners. No funds were borrowed by the U.S. Fund or the Non-U.S. Fund for the purpose of completing the transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The Purchasers acquired the Series B Preferred pursuant to the Agreement for general investment purposes. Subject to market conditions and the restrictions articulated in the Agreement, as described below, the Purchasers may acquire or dispose of shares of the Issuer on the open market, or through privately negotiated or other transactions.

                 Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

                 According to the terms of the Agreement, the Issuer issued the Purchasers warrants (the "Preferred Warrants") to purchase the number of shares of Series B Preferred equal to an aggregate of $30 million divided by the 45-day average closing sales price of the Issuer's common stock immediately prior to the date of exercise (the "Market Price"), exercisable at the Market Price as of the date of exercise. The term of the Preferred Warrants expires on November 30, 2001. In addition, the Purchasers received warrants (the "Additional Warrants") to purchase up to an aggregate of 452,901 shares of Series B Preferred. The exercise price for the Additional Warrants is $9.00 per share, subject to adjustment in order to prevent dilution. The term of the Additional Warrants expires on November 30, 2001.

                 The Issuer also issued the Purchasers warrants (the "Common Warrants" and, together with the Preferred Warrants and the Additional Warrants, the "Warrants") to purchase up to an aggregate of 425,000 shares of the Issuer's common stock. The Common Warrants become exercisable in the event and to the extent that 3,000,000 options granted under the Issuer's 2000 Stock Option Plan (the "2000 Plan Options") are exercised, on a pro rata basis. The exercise price of the Common Warrants is equal to the lowest exercise price of the initially approved 2000 Plan Options, subject to adjustment to prevent dilution. The Common Warrants are subject to decrease in exercise price and accelerated vesting in the event that the Issuer's audited results for its fiscal year ended June 30, 2000 reflect (i) accounts receivable write-offs and reserves in excess of $3 million or (ii) goodwill write-offs in excess of $2 million. The exercise price of the Common Warrants will be reduced by the excess of such write-offs and, if the excess exceeds the aggregate exercise price of the Common Warrants, the Issuer will be required to pay the additional amount to the Purchasers in cash or shares of its common stock. The term of the Common Warrants expires on May 31, 2004.

                 According to the Agreement, exercise of the Preferred Warrants and the Additional Warrants is conditioned upon (i) approval by the Issuer's stockholders of the issuance of shares of its Series B Preferred upon the exercise of the Preferred Warrants and the Additional Warrants and (ii) expiration or termination of the Hart-Scott-Rodino Act waiting period applicable to the transactions contemplated by the Agreement, including the exercise by the Purchasers of the Preferred Warrants and the Additional Warrants and the Purchaser's conversion of its shares of Series B Preferred into the Issuer's common stock. Exercise of the Common Warrants is conditioned upon expiration or termination of the Hart-Scott-Rodino Act waiting period applicable to the transactions contemplated by the Agreement, including the exercise by the Purchasers of the Common Warrants.

                 The shares of Series B Preferred are convertible into shares of the Issuer's common stock (or shares or units of any security into which the Issuer's common stock is changed). The conversion rate is 1:1, subject to adjustment to prevent dilution. The shares of Series B Preferred purchased pursuant to the Agreement were, as of May 31, 2000, convertible into 2,806,797 shares of the Issuer's common stock, representing approximately 13% of the Issuer's common stock outstanding on a fully diluted basis.

                 Shares of Series B Preferred receive dividends on an as-converted basis (other than dividends payable solely in shares of common stock), and have a per share liquidation preference of $9.00 (the "Liquidation Value"), plus all accrued and unpaid dividends. The Issuer is required to redeem any outstanding shares of Series B Preferred on May 31, 2006, at a price equal to the aggregate Liquidation Value, plus all accrued and unpaid dividends. The Issuer is required to offer to purchase any outstanding shares of Series B Preferred upon a change of control (as defined in the Agreement) of the Issuer, at a price equal to the aggregate Liquidation Value, plus all accrued and unpaid dividends, in cash or shares of its common stock (or the securities of the entity into which its common stock became converted or was exchanged in connection with the change of control).

(b)-(c)          Not applicable.

(d)

                 For so long as the Purchasers own shares of Series B Preferred convertible into at least 5% of the Issuer's common stock, the holders of shares of Series B Preferred have the right to vote separately as a class for the election of one member of the Issuer's Board of Directors. For so long as 20% of the shares of Series B Preferred issued pursuant to the Agreement (excluding any shares of Series B Preferred issued upon exercise of the Preferred Warrants and the Additional Warrants) remain outstanding, the Issuer's Board of Directors shall consist of not more than eight directors without the prior written approval of the holders of two-thirds of the shares of Series B Preferred.

(e)

                 For so long as 20% of the shares of Series B Preferred issued pursuant to the Agreement (excluding any shares of Series B Preferred issued upon exercise of the Preferred Warrants and the Additional Warrants) remain outstanding, the affirmative vote of the holders of two-thirds of the shares of Series B Preferred are required for the Issuer to (i) change the preferences, rights or powers of, increase or decrease the authorized number of, or issue additional shares of the Series B Preferred (or any class of stock that ranks prior to or equal with the Series B Preferred), (ii) declare or pay dividends or distributions on, or repurchase or redeem, the Issuer's securities, other than
(a) with respect to shares of Series B Preferred, (b) the repurchase of options or common stock under the Issuer's stock option plans, or (c) certain mandatory prepayments and repurchases required under the terms an outstanding note and warrant of the Issuer, (iii) merge or consolidate with, or transfer assets out of the ordinary course of business to, any person, (iv) liquidate, dissolve or reorganize, (v) permit a lien on all or substantially all of the Issuer's property in excess of $5 million, other than in connection with refinancing the Issuer's existing debt, or (vi) until such time as the stockholders' approval of the transactions contemplated by the Agreement is obtained, issue any of the Issuer's common stock or convertible securities, other than with respect to the Permitted Issuances (as defined in the Certificate of Designation for the Series B Preferred).

(f)-(h)          Not applicable.

(j)

                 The Issuer and the Purchaser also entered into a registration rights agreement dated as of May 31, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the holders of a majority of (i) the Issuer's common stock issued upon the conversion of any shares of Series B Preferred issued or issuable to the Purchasers pursuant to the Agreement (whether held by the Purchasers or any successors or assigns of the Purchasers) and (ii) any other shares of the Issuer's common stock held by the persons referred to in clause (i) (collectively, the "Registrable Securities") may request up to two long-form registrations of the Registrable Securities. Each holder of Registrable Securities may request an unlimited number of short form registrations of its Registrable Securities. The Registrable Securities enjoy piggyback registration rights if the Issuer intends to register its other securities.

                 The Agreement, the Registration Rights Agreement and the Warrants are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing descriptions of such documents are not intended to be complete and are qualified in their entirety by reference to such exhibits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

                 U.S. Fund has obtained direct beneficial ownership of 1,508,861 shares of Series B Preferred pursuant to the Purchase Agreement, representing approximately 53.76% of the outstanding shares of Series B Preferred and 6.99% of the common stock of the Issuer assuming conversion of the Series B Preferred and on a fully diluted basis.

                 Non-U.S. Fund has obtained direct beneficial ownership of 1,297,936 shares of Series B Preferred pursuant to the Purchase Agreement, representing approximately 46.24% of the outstanding shares of Series B Preferred and 6.01% of the common stock of the Issuer assuming conversion of the Series B Preferred and on a fully diluted basis.

                 Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, TH Lee, Putnam Capital, L.P., and TH Lee, Putnam Capital LLC may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred beneficially owned by U.S. Fund and Non-U.S. Fund, which represents approximately 13.0% of the outstanding shares of common stock of the Issuer (assuming conversion of the Series B Preferred and on a fully diluted basis). The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, TH Lee, Putnam Capital, L.P., and TH Lee, Putnam Capital LLC shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of Series B Preferred held by the U.S. Fund and the Non-U.S. Fund.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The responses to Items 3, 4, and 5 of this Schedule 13D and corresponding Exhibits to this Schedule 13D are incorporated herein by reference.

         Except for any agreements described in Items 3, 4 and 5, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Description
-----------   -----------
1             Securities Purchase Agreement among United Shipping & Technology,
              Inc., TH Lee.Putnam Internet Partners, L.P. and TH Lee.Putnam
              Internet Parallel Partners, L.P., dated as of May 15, 2000
              (incorporated by reference to Exhibit 2.1 to Company's Report on
              Form 8-K dated May 31, 2000 (file No. 000-28452)).

2 Articles of Incorporation of United Shipping & Technology, Inc., as amended, together with Certificate of Designation for United
              Shipping & Technology, Inc. Series B Convertible Preferred
              Stock., dated as of May 31, 2000 (incorporated by reference to Exhibit 3.1 to Company's Report on Form 8-K dated May 31, 2000
              (file No. 000-28452)).

3             Stock Purchase Warrant to Acquire Series B Preferred Stock,
              Certificate No. W-1, issued May 31, 2000, granted by United
              Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners,
              L.P. for up to a number of shares of Series B Preferred Stock equal to $16,127,220, divided by the exercise price (incorporated by reference to Exhibit 4.1 to Company's Report on Form 8-K dated
              May 31, 2000 (file No. 000-28452)).

4             Stock Purchase Warrant to Acquire Series B Preferred Stock,
              Certificate No. W-2, issued May 31, 2000, granted by United
              Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel
              Partners, L.P. for up to a number of shares of Series B Preferred
              Stock equal to $13,872,780, divided by the exercise price
              (incorporated by reference to Exhibit 4.2 to Company's Report on Form 8-K dated May 31, 2000 (file No. 000-28452)).

5             Stock Purchase Warrant to Acquire Common Stock, Certificate No.
              W-3, issued May 31, 2000, granted by United Shipping &
              Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for up to 228,469 shares of Common Stock (incorporated by reference to Exhibit 4.3 to Company's Report on Form 8-K dated May 31, 2000
              (file No. 000-28452)).

6             Stock Purchase Warrant to Acquire Common Stock, Certificate No.
              W-4, issued May 31, 2000, granted by United Shipping &
              Technology, Inc. to TH Lee.Putnam Internet Parallel Partners,
              L.P. for up to 196,531 shares of Common Stock (incorporated by reference to Exhibit 4.4 to Company's Report on Form 8-K dated
              May 31, 2000 (file No. 000-28452)).

7             Stock Purchase Warrant to Acquire Series B Preferred Stock,
              Certificate No. W-5, issued May 31, 2000, granted by United
              Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners,
              L.P. for up to 243,468 shares of Series B Preferred Stock
              (incorporated by reference to Exhibit 4.5 to Company's Report on Form 8-K dated May 31, 2000 (file No. 000-28452)).

8             Stock Purchase Warrant to Acquire Series B Preferred Stock,
              Certificate No. W-6, issued May 31, 2000, granted by United
              Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel
              Partners, L.P. for up to 209,433 shares of Series B Preferred
              Stock (incorporated by reference to Exhibit 4.6 to Company's
              Report on Form 8-K dated May 31, 2000 (file No. 000-28452)).

9             Registration Rights Agreement, among United Shipping &
              Technology, Inc., TH Lee.Putnam Internet Partners, L.P. and TH
              Lee.Putnam Internet Parallel Partners, L.P., dated as of May 31,
              2000 (incorporated by reference to Exhibit 10.1 to Company's
              Report on Form 8-K dated May 31, 2000 (file No. 000-28452)).

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, dated as of July 17, 2000.

                             TH LEE.PUTNAM INTERNET PARTNERS, L.P.

                             By:   TH Lee.Putnam Internet Advisors L.P.
                             Its:  General Partner

                                   By:/s/ James G. Brown
                                      ------------------------------------------
                                      Name: James G. Brown
                                      Title: Managing Director

                             TH LEE.PUTNAM INTERNET PARALLEL PARTNERS, L.P.

                             By:   TH Lee.Putnam Internet Advisors L.P.
                             Its:  General Partner

                                   By:/s/ James G. Brown
                                      ------------------------------------------
                                      Name: James G. Brown
                                      Title: Managing Director

                             TH LEE.PUTNAM INTERNET FUND ADVISORS, L.P.

                             By:   TH Lee.Putnam Internet Fund Advisors LLC
                             Its:  General Partner


                                   By:/s/ James G. Brown
                                      ------------------------------------------
                                      Name: James G. Brown
                                      Title: Managing Director

                             TH LEE GLOBAL INTERNET MANAGERS, L.P.

                             By:   TH Lee Global Internet Advisors LLC
                             Its:  General Partner

                                   By:/s/ James G. Brown
                                      ------------------------------------------
                                      Name: James G. Brown
                                      Title: Managing Director

                             TH LEE GLOBAL INTERNET ADVISORS, LLC

                             By:/s/ James G. Brown
                                ----------------------------------------------
                                 Name: James G. Brown
                                 Title: Managing Director

                             TH LEE.PUTNAM INTERNET FUND ADVISORS, LLC

                             By:/s/ James G. Brown
                                ----------------------------------------------
                                 Name: James G. Brown
                                 Title: Managing Director

                             TH LEE, PUTNAM CAPITAL, L.P.

                             By:  TH Lee, Putnam Capital Advisors LLC
                             Its: General Partner

                                  By:/s/ Scott Sperling
                                     -------------------------------------------
                                      Name: Scott Sperling
                                      Title: Managing Director

                             TH LEE, PUTNAM CAPITAL ADVISORS, LLC


                             By:/s/ Scott Sperling
                                ----------------------------------------------
                                 Name: Scott Sperling
                                 Title: Managing Director

                                   SCHEDULE A
                                   ----------

                 MEMBERS OF TH LEE, PUTMAN CAPITAL ADVISORS LLC
                 ----------------------------------------------

-----------------------------------------------------------------------------------------------
NAME OF MEMBER                                   BUSINESS ADDRESS OF MEMBER
-----------------------------------------------------------------------------------------------
C. Hunter Boll                                   75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Anthony J. DiNovi                                75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Thomas M. Hagerty                                75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
David V. Harkins                                 75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Seth W. Lawry                                    75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Thomas H. Lee                                    75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Warren C. Smith, Jr.                             75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Scott A. Schoen                                  75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Scott Sperling                                   75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Kent R. Weldon                                   75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Todd M. Abbrecht                                 75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Charles A. Brizius                               75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Scott Jaeckel                                    75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Soren Oberg                                      75 State Street
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------
Putnam Investments, Inc.                         One Post Office Square
                                                 Boston, MA  02109
-----------------------------------------------------------------------------------------------

 *Unless otherwise noted, each of the individuals listed above are United
  States Citizens.

*No individual partner holds or maintains a controlling interest in TH Lee, Putman Capital Advisors LLC.

                              Schedule A - Page 1